Hydro One Reports Third Quarter Results

The Company filed a settlement agreement on the Joint Rate Application (JRAP) that will enable investment in infrastructure to meet the needs of our customers, build a grid for the future, and support Ontario's economic growth.

TORONTO, November 11, 2022 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2022.
Third Quarter Highlights
•Third quarter basic earnings per share (EPS) of $0.51 was 2.0% higher compared to EPS of $0.50 for the same period in 2021.
•EPS for the quarter was higher year over year primarily due to approved rates for the transmission and distribution segments as well as higher demand, which were partially offset by higher work program expenditures, higher income tax and higher depreciation, amortization and asset removal costs.
•Hydro One launched an industry-leading 50-50 equity model with First Nations on new large-scale transmission line projects.
•Hydro One employees raised record-breaking donations of approximately $1.6 million for more than 855 registered Canadian charities during the "Power to Give" month in September.
•Hydro One storm responders helped restore power in Nova Scotia and Prince Edward Island following post-tropical storm Fiona.
•Subsequent to the quarter, on October 24, 2022, the Company, on behalf of parties in the JRAP Settlement Conference, filed a settlement agreement with the Ontario Energy Board (OEB) for approval.
•Subsequent to the quarter, demonstrating its financial stability and flexibility, the Company's wholly-owned subsidiary, Hydro One Inc. successfully issued $750 million of Medium-Term Notes (MTN).
•The Company's capital investments and in-service additions for the quarter were $501 million and $401 million, respectively, compared to $513 million and $514 million in 2021.
•Quarterly dividend declared at $0.2796 per share, payable December 30, 2022.
"I am extremely proud to be part of an organization that is setting the standard in First Nations partnerships to an industry-leading 50-50 equity model." said Bill Sheffield, Interim President and CEO of Hydro One. “With the new partnership model, and the settlement agreement on the Joint Rate Application, Hydro One is well positioned to facilitate economic prosperity in Ontario."

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2022	2021	2022	2021

Revenues	2,031	1,913	5,918	5,446
Purchased power	963	933	2,829	2,665
Revenues, net of purchased power[1]	1,068	980	3,089	2,781
Net income attributable to common shareholders	307	300	872	806

Basic EPS	$0.51	$0.50	$1.46	$1.35
Diluted EPS	$0.51	$0.50	$1.45	$1.34

Net cash from operating activities	594	550	1,658	1,479
Capital investments	501	513	1,562	1,593
Assets placed in-service	401	514	1,177	971

Transmission: Average monthly Ontario 60-minute peak demand (MW)	21,609	21,137	20,818	20,174
Distribution: Electricity distributed to Hydro One customers (GWh)	7,328	7,329	22,977	22,235
1 “Revenues, net of purchased power” is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2022 Third Quarter Highlights
The Company reported net income attributable to common shareholders of $307 million during the quarter, compared to $300 million in the same period of 2021. This resulted in EPS of $0.51, compared to EPS of $0.50 in the prior year.
Revenues, net of purchased power1 of $1,068 million for the third quarter were $88 million higher than revenues, net of purchased power1 for the third quarter of 2021. The increase is mainly due to revenues resulting from OEB-approved 2022 rates, higher peak demand, and the adjustment to transmission revenue requirement and base distribution rates effective January 1, 2022 to remove any further allocation of deferred tax amounts pursuant to the April 2021 OEB decision regarding the deferred tax asset (DTA) (DTA Implementation Decision). The impacts of the DTA Implementation Decision are offset by a higher tax expense, and therefore net income neutral in the period.
Operation, maintenance and administration costs in the third quarter of 2022 were higher than last year as higher work program expenditures and higher corporate support costs were partially offset by a lower allowance for doubtful accounts in the period.
Depreciation, amortization and asset removal costs for the third quarter were higher than last year primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the third quarter of 2022 was higher than the prior year primarily due to income tax expense pursuant to the DTA Implementation Decision, lower deductible timing differences, and higher pre-tax earnings compared to the third quarter of the prior year.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of $501 million during the third quarter of 2022 and placed $401 million of new assets in-service.
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Selected Operating Highlights
Hydro One launched its new industry-leading equity partnership model with First Nations on new capital transmission line projects with a value exceeding $100 million. Hydro One's equity model will offer First Nations a 50 per cent equity stake in all future large scale capital transmission line projects.
On October 24, 2022, Hydro One, on behalf of parties in the JRAP Settlement Conference, filed a settlement agreement with the OEB on its JRAP, which includes its 2023-2027 Investment Plan for the company's transmission and distribution systems. The OEB will now review the settlement and issue a final decision, which is anticipated by the end of the year.
In October, the Company's wholly-owned subsidiary, Hydro One Inc. raised $750 million of 4.91% MTN (series 52 notes), due 2028. Hydro One Inc. expects to use the net proceeds of this offering to repay and/or prepay maturing long-term and short-term debt and for general corporate purposes.
Common Share Dividends
Following the conclusion of the third quarter, on November 10, 2022, the Company declared a quarterly cash dividend to common shareholders of $0.2796 per share to be paid on December 30, 2022 to shareholders of record on December 14, 2022.
Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2022	2021	2022	2021

Revenues
Transmission	562	507	1,597	1,403
Distribution	1,458	1,395	4,289	4,012
Other	11	11	32	31
Total revenues	2,031	1,913	5,918	5,446

Revenues, net of purchased power[1]
Transmission	562	507	1,597	1,403
Distribution	495	462	1,460	1,347
Other	11	11	32	31
Total revenues, net of purchased power[1]	1,068	980	3,089	2,781

Operation, maintenance and administration costs
Transmission	106	95	302	294
Distribution	173	153	517	497
Other	17	14	51	42
Total operation, maintenance and administration costs	296	262	870	833

Income before financing charges and taxes
Transmission	326	296	910	754
Distribution	215	200	600	536
Other	(9)	(5)	(26)	(17)
Total income before financing charges and taxes	532	491	1,484	1,273

Capital investments
Transmission	311	304	899	1,017
Distribution	185	206	646	566
Other	5	3	17	10
Total capital investments	501	513	1,562	1,593

Assets placed in-service
Transmission	229	287	644	482
Distribution	171	225	527	481
Other	1	2	6	8
Total assets placed in-service	401	514	1,177	971
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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This press release should be read in conjunction with the Company’s third quarter 2022 unaudited consolidated financial statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2021 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s third quarter 2022 results teleconference with the investment community will be held on November 11, 2022 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register.vevent.com/register/BIe604796c0d2d4fcc9562e8e557ea7097) prior to the scheduled start time to access Hydro One’s third quarter 2022 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

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Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

The following table provides a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Revenues	2,031	1,913	5,918	5,446
Less: Purchased power	963	933	2,829	2,665
Revenues, net of purchased power	1,068	980	3,089	2,781
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company's filed settlement agreement on the JRAP, including anticipated outcomes and impacts; expected timing of OEB's review and decision regarding the settlement agreement on the JRAP; 50-50 equity partnership model with First Nations; expectations regarding the Company's financing activities; the Company’s plans to improve reliability, including facilitating connectivity for new load customers and generation sources; the Company's ongoing and planned projects and expected capital investments, including anticipated outcomes and impacts; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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